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                            CERTIFICATE OF AMENDMENT
                    TO THE RESTATED ARTICLES OF INCORPORATION
                                 OF NEXMED, INC.


NexMed, Inc., a corporation organized under the laws of the State of Nevada, by its president & secretary does hereby certify:

        1. That the Board of Directors of said corporation at a meeting duly convened and held on the 19th day of June 2000, passed resolutions declaring that the following changes and amendments in the Amended and Restated Articles of Incorporation are advisable.

                    Resolved that the Fifth Article of the Company's Amended and Restated Articles of Incorporation shall be amended to read as follows:

                    The total number of all classes of stock which the Corporation shall have authority to issue is ninety million (90,000,000), consisting of eighty million (80,000,000) shares of common stock, par value one-tenth of one cent ($0.001) per share (the "Common Stock") and then ten million (10,000,000) shares of preferred stock, par value one-tenth of once cent ($0.001) per share (the "Preferred Stock").

        2. That the number of shares of the corporation and entitled to vote an amendment to the Amended and Restated Articles of Incorporation was 19,464,048; that the said change and amendment had been approved and authorized by stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon at the Annual Meeting of Shareholders held on June 19, 2000.

IN WITNESS WHEREOF, that said NexMed, Inc. has caused this certificate to be signed by its president and its secretary and its corporate seal to be hereto affixed this 22nd day of June 2000.


NexMed, Inc.



/s/ Joseph Mo                                                 /s/ Vivian Liu
---------------------------                                   --------------
Y. Joseph Mo, Ph.D.                                           Vivian Liu
President                                                     Secretary